Issuer Free Writing Prospectus dated

April 4, 2025

Filed Pursuant to Rule 433 of the Securities
Act of 1933, as Amended

Relating to Preliminary Prospectus dated

March 21, 2025

Registration Statement No.333-283152

Legal Disclaimers This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties . Forward - looking statements provide our current expectations or predictions of future events . You can identify these statements by the fact that they are not entirely related to historical or current facts . You will find many (but not all) words such as "approximately," "believe," "hope," "expect," "anticipate," "estimate," "project," "intend," "plan," "would," "should," “could, “or other similar expressions used in such statements . These statements may address our growth strategies, financial results, and product and development plans . You must carefully consider any such statements and should be aware that many factors could cause actual results to differ from our forward - looking statements . These factors may include incorrect assumptions and various other risks and uncertainties, both known and unknown . We cannot guarantee any forward - looking statements, and actual future results may differ materially . Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to : assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items ; our ability to execute our growth strategies, including our ability to meet our goals ; current and future economic and political conditions ; our capital requirements and our ability to raise any additional financing which we may require ; our ability to attract customers and further enhance our brand recognition ; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business ; trends and competition in our industry ; and any other assumptions described in this presentation underlying or relating to any forward - looking statements . Under the section of “ Risk Factors ” , we have described certain significant risks, uncertainties, and assumptions that may affect our business, including our financial condition and operating results . We base our forward - looking statements on management ‘ s assumptions and base our expectations on the information available to management at the time of making such statements . We caution you that the actual final results and conclusions may, and are likely to, differ materially from what is expressed, implied, or predicted in our forward - looking statements . Therefore, you should rely on any forward - looking statements with caution . Unless otherwise required by federal securities laws, we have no intention or obligation to publicly update any forward - looking statements after the distribution of this presentation, whether due to new information, future events, changes in assumptions, or otherwise. … SDM

Issue Summary • Smart Digital Group Limited Issuer • Initial Public Offering Type of Issuance • Nasdaq Capital Market - "SDM" Proposed Stock Code for Listing • 1,500,000 Ordinary Shares, assuming no exercise of the over - allotment option granted to the underwriters • 1,725,000 Ordinary Shares, assuming full exercise of the over - allotment option granted to the underwriters Securities Offered by Us • We have granted an option to the underwriters until 45 days from the closing of this offering, to purchase up to an additiona l 1 5% of our Ordinary Shares on the same terms as the other Ordinary Shares being purchased by the underwriters. Over - allotment O ption • We currently estimate that the initial public offering price will be between $4.00 to $6.00 per Ordinary Share. Price Per Share • Between $6 million and $9 million (assuming no exercise of the underwriters' over - allotment option) Gross Proceeds Raised • 25,000,000 ordinary shares Ordinary Shares Issued and Outstanding Prior to Completion of This Offering We intend to use the net proceeds from this offering as follows: • approximately 45% for working capital and other general operations; • approximately 28% for business expansion through acquisitions of appropriate media platforms, although as of the date of this pr esentation, our Company has not identified, nor has our Company engaged in any material discussions regarding, any potential target; • approximately 15% for brand promotion and marketing; and • approximately 12% for software development. Use of Proceeds • US Tiger Securities, Inc. Underwriter See offering d ocumentation for more risks and disclosures. There is no guarantee that any concrete results will be achieved. Investments ca n b e speculative, illiquid, and there is a risk of loss. SDM

Information About This Free Writing Prospectus

This free writing prospectus relates to the proposed public offering of ordinary shares (the "Ordinary Shares") of Smart Digital Group Limited ("we", "us", "our," or the "Company") and should be read together with the Registration Statement we filed with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates and may be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/2014955/000101376225000915/ea0203412-14.htm

The Registration Statement has not yet become effective. Before making an investment, you should read the prospectus in the Registration Statement (including the risk factors described therein) and all other documents we have filed with the SEC to obtain more comprehensive information about us and the offering. You can obtain these documents free of charge by visiting the EDGAR database on the SEC's website at http://www.sec.gov.

Alternatively, you can contact our underwriter, US Tiger Securities, Inc., at 437 Madison Avenue, Floor 27, New York, NY, or call (646) 978-5188, or contact Smart Digital Group Limited via email at 314644153@qq.com. We or our underwriter will send you the prospectus.

SDM

See offering documentation for more risks and disclosures. There is no guarantee that any concrete results will be achieved. Investments can be speculative, illiquid, and there is a risk of loss.

1 BASIC OVERVIEW OF THE COMPANY 2 BUSINESS INTRODUCTION 3 FINANCIAL CONDITION 4 CORPORATE STRATEGY CONTENTS

01 BASIC OVERVIEW OF THE COMPANY Company Profile, Issu e Summary, Team Introduction

Company Profile Main B usiness 1: Event Planning and Execution Services Main B usiness 2: Internet M edia S ervices Main B usiness 3 : Business Planning and Consulting Services See offering d ocumentation for more risks and disclosures. There is no guarantee that any concrete results will be achieved. Investments ca n b e speculative, illiquid, and there is a risk of loss. SDM

Company Structure



Minority Shareholders
CHINAINVEST INTERNATIONAL GROUP CO., LTD.
BOBO WORLDWIDE HOLDINGS LIMITED
LIAO Junhui
Public Shareholders
25.7%/24.2%
40.0%/37.7%
17.8%/ 16.8%
16.5%/15.6%
0%/5.7%
Pre-IPO%/Post-IPO%
Smart Digital Group Limited
Cayman Islands, 2022
"SDM"
100%
SMART DIGITAL META PTE. LTD.
Singapore, 2020
"Smart Digital Meta"
Outside China
In China
100%
100%
Smant Digital (HK) Culture Limited
HongKong, 2022
"Smart Digital HK"
AOSI PRODUCTION CO., LTD.
Macau, 2018
"Aosi"
100%
100%
Smart Digital (Guangzhou) Times Culture Development Co., Ltd
PRC,2022
"Smart Digital GZ"
Zhuhai Hengqin Aosi Cultural Communication Co., Ltd.
PRC，2023
"Hengqin"
100%
Xiamen Liubenmu Culture Media Co., Ltd.
PRC,2018
"Liubenmu"

See offering documentation for more risks and disclosures. There is no guarantee that any concrete results will be achieved. Investments can be speculative, illiquid, and there is a risk of loss.

Core Management Team He has served as our Chairman of the Board of Directors and Director since November 2023. He was a general manager at Shutter Studio LTD, an advertisement company, and AOSI PRODUCTION CO., LTD. where he was in charge of strategic decision - making from 2015 to 2022. He holds a bachelor’s degree in tourism management from Huaqiao University in China. SAM WAI HONG (S AM ) Chairman of the Board of Directors He has served as our Chief Executive Officer since June 2024. He was the general manager at Bacterome Era (Xiamen) Digital Industry Co., Ltd. from June 2022 to November 2022. He served as the general manager at Zhongpu Digital Yuan (Xiamen) Digital Technology Co., Ltd from March 2022 to June 2022. He served as the general manager at AoYun Capital Investment Management from January 2021 to March 2022. He holds a bachelor’s degree in management from Huaqiao University in China. CHEN YUNTING (YT) Chief Executive Officer She has served as our Chief Financial Officer since June 2024. She served as the accounting supervisor at Gaoqing (Xiamen) Industry and Trade Co., LTD from November 2016 to October 2023. She holds a bachelor’s degree in accounting from Xiamen University in China. H UANG Q IONGSHAN (J OANNA ) Chief Financial Officer See offering d ocumentation for more risks and disclosures. There is no guarantee that any concrete results will be achieved. Investments ca n b e speculative, illiquid, and there is a risk of loss. SDM

Independent Director Nominees

The following director nominees will serve as our independent directors upon effectiveness of our registration statement on Form F-1.



UNG CHING HEE

- He has served as the vice president of YOLO Events Management in Singapore since 2013.
- He served as a regional marketing director of AsiaCreative Media Holdings from 2001 to 2012.
- He holds a Bachelor's Degree in Business Administration from University of Malaya in Malaysia.



JINBO XU

- He has served as the vice president at Xiamen Yuange Management Consulting Co., LTD since October 2022.
- He was the chief financial officer at Nanwei Software Co., LTD from May 2022 to October 2022.
- He was the chief financial officer at Hangzhou Weishi Technology Co., LTD from November 2017 to May 2022.
- He holds a bachelor's degree in accounting from Jimei University in China.



HUIHUANG LIN

- He has served as the chairman of internationalization committee at the Singapore Logistics Association since October 2018 where he is responsible for the decision-making of the international logistics in the committee.
- He holds a bachelor's degree in accounting from Nanyang Technological University in Singapore.

SDM

See offering documentation for more risks and disclosures. There is no guarantee that any concrete results will be achieved. Investments can be speculative, illiquid, and there is a risk of loss.

02 BUSINESS INTRODUCTION Main Business

Main Business

- ✓ Event planning, which include drafting event planning proposals, customizing event marketing strategies, and seeking event sponsors;
- ✓ Event design, which include event graphic design, 3D effect design, and logo design;
- ✓ Event execution, which includes offline event execution and online advertising placement for the events.

1 Event Planning and Execution Services

- ✓ Marketing planning, which refers to conducting market positioning analysis, studying the brands, products or services to be marketed, analyzing the target audience, developing customized integrated marketing strategies, selecting the internet platforms, including but not limited to, Twitter, Instagram, Meta, YouTube, TikTok, Coindesk, etc.;
- ✓ Marketing campaign, which refers to optimizing images, writings and other marketing content, distributing the Marketing content on select internet platforms in alignment with the devised marketing strategies;
- ✓ Marketing analysis and adjustment, which refers to monitoring internet platform user data, behavior and preferences, analyzing the perceived effects of the marketing campaigns, and adjusting the marketing strategies to achieve maximized impact with the marketing campaigns.

2 Internet Media Services

- ✓ Planning for regional business development, project operation consulting, and business data analysis,
- ✓ Intellectual property positioning, branding, and event marketing planning.

3 Business Planning and Consulting Services

SDM

See offering documentation for more risks and disclosures. There is no guarantee that any concrete results will be achieved. Investments can be speculative, illiquid, and there is a risk of loss.

03 FINANCIAL HIGHLIGHTS Financial Highlights

Financial Highlights $9.70 $21.52 $1.99 $1.70 $0.00 $5.00 $10.00 $15.00 $20.00 $25.00 Fiscal Year 2023 Fiscal Year 2024 TOTAL REVENUE AND NET PROFIT Total Revenue Net Profit Million USD Note: The financial figures are derived from our audited consolidated financial statements for the fiscal years ended September 30, 2024 and 2023. first half of the year 33% 14% 21% 8% 0% 10% 20% 30% 40% Fiscal Year 2023 Fiscal Year 2024 GROSS PROFIT MARGIN AND NET PROFIT MARGIN Gross Profit Margin Net profit margin See offering d ocumentation for more risks and disclosures. There is no guarantee that any concrete results will be achieved. Investments ca n b e speculative, illiquid, and there is a risk of loss. SDM

04 CORPORATE STRATEGY Future Development Plan

Future D evelopment P lan We plan to gradually shift the focus away from event planning and execution services and retain only certain categories of events for which we will continue to provide services, such as industry meetings and cultural performances. We plan to create cross - selling opportunities and foster synergic growth in our services. We plan to strengthen the internet media services and business planning and consulting services, by improving the quality of services, leveraging digital and technological innovations, and optimizing our business processes. We may expand into new markets, including but not limited to Malaysia, because Malaysia is geographically close to our Singapore headquarters, demonstrates similarities in user habits and preferences to our existing markets, and remains an overlooked market where the full market potential has yet to be explored. In order to remain competitive in the marketplace, we are committed to staying informed about market demands, securing skille d human resources, and continuously seeking ways to enhance service efficiency. In the medium to long term, we have outlined se ver al growth strategies. As of the date of this presentation, the operating entities have not made any plans to introduce new service types and have n ot entered into any agreements for the expansion into additional markets. See offering d ocumentation for more risks and disclosures. There is no guarantee that any concrete results will be achieved. Investments ca n b e speculative, illiquid, and there is a risk of loss. SDM

Thanks Smart Digital Group Limited U nderwriter : US Tiger Securities, Inc. Phone number: (646) 978 - 5188 Address: 437 Madison Avenue, Floor 27, New York, NY Issuer: Smart Digital Group Limited Phone number: +65 69509495 Address: 150 Beach Road #2805/06 Gateway West Singapore